Exhibit 99.1

AlphaTON Capital Corp (formerly known as Portage Biotech, Inc.)

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended September 30, 2025 and 2024

(Unaudited – Prepared by Management as of January 12, 2026)

(Expressed in U.S. Dollars)

AlphaTON Capital Corp

Condensed Consolidated Interim Financial Statements

TABLE OF CONTENTS	Page No.

Notice to Reader of Condensed Consolidated Interim Financial Statements	F-1

Condensed Consolidated Interim Statements of Financial Position As of September 30, 2025 and March 31, 2025 (Unaudited)	F-2

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss) (Unaudited) Three and six months ended September 30, 2025 and 2024	F-3

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited) Six months ended September 30, 2025 and 2024	F-4

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) Six months ended September 30, 2025 and 2024	F-5

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)	F-6 to F-32

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of AlphaTON Capital Corp are comprised of the condensed consolidated interim statements of financial position as of September 30, 2025 and March 31, 2025, the condensed consolidated interim statements of operations and other comprehensive income (loss) for the three and six months ended September 30, 2025 and 2024 the condensed consolidated interim statements of changes in shareholders’ equity and the condensed consolidated interim statements of cash flows for the six months ended September 30, 2025 and 2024, and are the responsibility of AlphaTON Capital Corp’s management.

The condensed consolidated interim financial statements of AlphaTON Capital Corp have been prepared by AlphaTON Capital Corp’s management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

/s/ Wes Levitt	/s/ Brittany Kaiser
Wes Levitt, Chief Financial Officer	Brittany Kaiser, Chief Executive Officer and Board Member

DATE: January 12, 2026

ALPHATON CAPITAL CORP

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated January 12, 2026)

		September 30,	March 31,
	Notes	2025	2025

Assets
Current assets
Cash and cash equivalents	19	$183	$1,670
Stablecoins	6	3,073	-
Receivables – stablecoin	8	15,000	-
Prepaid expenses and other current assets	5	763	555
Total current assets		19,019	2,225
Non-current assets
Digital assets at fair value, TON	7	1,408	-
Digital assets at fair value, Bitcoin	7	410	-
Digital asset receivables at fair value, TON	8	8,920	-
Investment in Compedica	9	202	-
Other Assets	5	629	-
Total non-current assets		11,569	-
Total assets		$30,588	$2,225

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	12	$3,599	$1,100
Put right liability	11	17,940	-
Total current liabilities		21,539	1,100
Non-current liabilities
Warrant liability	10	166	1,952
Total non-current liabilities		166	1,952
Total liabilities		21,705	3,052

Shareholders’ Equity
Capital stock	14	241,592	221,800
Stock option reserve	15	24,564	23,530
Accumulated deficit		(256,595)	(245,453)
Accumulated other comprehensive income	4	26	-
Total equity attributable to owners of the Company		9,587	(123)
Non-controlling interest	21	(704)	(704)
Total equity		8,883	(827)
Total liabilities and equity		$30,588	$2,225
Commitments and Contingent Liabilities (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ALPHATON CAPITAL CORP

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

(Unaudited – see Notice to Reader dated January 12, 2026)

		Three Months Ended		Six Months Ended
	Note	September 30,		September 30,
		2025	2024	2025	2024
Expenses
Research and development		$578	$723	$1,295	$2,028
General and administrative expenses		3,925	881	4,869	2,415
Loss from operations		(4,503)	(1,604)	(6,164)	(4,443)
Change in fair value of warrant liability	10	872	(716)	1,786	426
Change in fair value of put rights	11	(1,815)	–	(1,815)	–
Loss on revaluation of digital assets	7	(10)	–	(10)	–
Loss on revaluation of digital asset receivables	8	(96)	–	(96)	–
Loss on impairment – investment in Compedica	9	(4,804)	–	(4,804)	–
Gain on settlement with Parexel – iOx CRO	17	–	946	–	946
Depreciation expense		–	(7)	–	(15)
Foreign exchange transaction loss		(2)	(5)	(3)	(7)
Interest income, net		1	24	8	69
Share of losses from equity method investment	9	(12)	–	(44)	–
Loss before benefit for income taxes		(10,369)	(1,362)	(11,142)	(3,024)
Income tax expense	13	-	–	–	(2)
Net loss		(10,369)	(1,362)	(11,142)	(3,026)
Other comprehensive income
Unrealized gain on digital assets	7	26	–	26	–
Total comprehensive loss for period		$(10,343)	$(1,362)	$(11,116)	$(3,026)

Net loss attributable to:
Owners of the Company		$(10,369)	$(1,360)	$(11,142)	$(3,016)
Non-controlling interest	21	–	(2)	–	(10)
Net loss		$(10,369)	$(1,362)	$(11,142)	$(3,026)

Comprehensive loss attributable to:
Owners of the Company		$(10,343)	$(1,360)	$(11,116)	$(3,016)
Non-controlling interest	21	–	(2)	–	(10)
Total comprehensive loss for period		$(10,343)	$(1,362)	$(11,116)	$(3,026)

Loss per share	16
Basic and diluted		$(4.13)	$(1.26)	$(5.13)	$(2.84)

Weighted average shares outstanding	16
Basic and diluted		2,508	1,076	2,171	1,063

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ALPHATON CAPITAL CORP

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Six Months Ended September 30, 2025 and 2024

(Unaudited – see Notice to Reader dated January 12, 2026)

				Accumulated		Equity
	Number		Stock	Other		Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	Loss	Deficit)	of Company	Interest	Equity
	In 000’	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$	In 000’$
Balance, March 31, 2025	1,653	$221,800	$23,530	$–	$(245,453)	$(123)	$(704)	$(827)
Share-based compensation expense	–	–	1,034	–	–	1,034	–	1,034
Shares issued under private placement, net of share issuance costs and put right liability	3,416	14,535	–	–	–	14,535	–	14,535
Shares issued relating to the investment in Compedica	625	5,000	–	–	–	5,000	–	5,000
Shares issued related to the ATM agreement	45	257	-	–	–	257	–	257
Unrealized gain on digital assets	–	–	-	26	–	26	–	26
Net loss for period	–	–	–	–	(11,142)	(11,142)	–	(11,142)
Balance, September 30, 2025	5,739	$241,592	$24,564	$26	$(256,595)	$9,587	$(704)	$8,883

Balance, April 1, 2024 (Pre-Split)	19,784	–	–	–	–	–	–	–
Balance, April 1, 2024 (After 1-for-20 reverse stock split)	989	$219,499	$23,841	$–	$(239,318)	$4,022	$(693)	$3,329
Share-based compensation expense	–	–	285	–	–	285	–	285
Pre-Funded warrants exercised	60	1	–	–	–	1	–	1
Additional round up shares issued for fractional shares in connection with 1-for-20 reverse stock split	52	–	–	–	–	–	–	–
Shares issued for accrued bonuses	14	100	–	–	–	100	–	100
Shares issued for restricted stock units, net	1	6	–	–	–	6	–	6
Net loss for period	–	–	–	–	(3,016)	(3,016)	(10)	(3,026)
Balance, September 30, 2024	1,116	$219,606	$24,126	$–	$(242,334)	$1,398	$(703)	$695

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ALPHATON CAPITAL CORP

Condensed Consolidated Interim Statements of Cash Flows

For the Six Months Ended September 30, 2025 and 2024

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated January 12, 2026)

	Six Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss for the period	$(11,142)	$(3,026)
Adjustments for non-cash items:
Share-based compensation expense	1,034	285
Unrealized loss on change in fair value of digital assets	10	–
Unrealized loss on change in fair value of digital asset receivables	96	–
Change in fair value of warrant liability	(1,786)	(426)
Change in fair value of put rights	1,815	–
Loss on impairment – investment in Compedica	4,804	–
Gain on settlement with Parexel – iOx CRO	–	(946)
Loss from Equity method investment	44	–
Expenses settled using stablecoin	1,349	–
Depreciation	–	15
Changes in operating working capital:
Prepaid expenses and other receivables	134	1,216
Other assets	–	38
Accounts payable and accrued liabilities	2,047	(399)
Other current liabilities	165	(3)
Net cash used in operating activities	(1,430)	(3,246)

Cash flows from investing activities:
Cash paid for investment in Compedica	(50)	–
Net cash used in investing activities	(50)	–

Cash flows from financing activities:
Proceeds from the exercise of Pre-Funded Warrants	–	1
Proceeds from shares issued under a private placement	3,272	–
Proceeds from shares issued under ATM	278	–
Share issuance costs	(1,534)	–
Put right issuance costs	(2,023)	–
Repayment of lease liability	–	(19)
Net cash used in financing activities	(7)	(18)

Decrease in cash and cash equivalents during the period	(1,487)	(3,264)
Cash and cash equivalents at beginning of the period	1,670	5,028
Cash and cash equivalents at end of the period	$183	$1,764

Supplemental disclosure of cash flow information:
Cash paid for interest	$–	$3

Supplemental disclosure of non-cash investing and financing activities:
Contribution of digital assets	$1,802	$–
Contribution of stablecoin	$5,421	$–
Contribution of stablecoin receivable	$15,000	$–
Contribution of digital assets receivable	$9,016	$–
Unrealized gain on change in fair value of digital assets	$26	$–
Value of shares used to purchase interest in Compedica	$5,000	$–
Put rights issued to investors	$18,150	$–
Share issuance costs settled in Company stock	$1,087	–
Share issuance costs included in accounts payable	$285	–
Put right issuance costs included in accounts payable	$317	–

Supplemental disclosure of non-cash operating activities:
Prepaid expenses obtained in exchange for digital assets	$1,000	$–

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 1. NATURE OF OPERATIONS

AlphaTON Capital Corp (the “Company” or “AlphaTON”, formerly known as Portage Biotech, Inc.) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 59 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under the Securities and Exchange Commission (the “SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is Nasdaq, the Company voluntarily delisted from the CSE on April 23, 2021. On September 4, 2025, in connection with the change in the legal name of the Company effective on August 11, 2025, the Nasdaq ticker symbol of the Company’s ordinary shares was changed to “ATON”.

The Company

We are a technology company scaling the Telegram super app, with an addressable market of one billion monthly active users, while managing a strategic reserve of digital assets. We implement a comprehensive M&A and treasury strategy that combines direct token acquisition, validator operations, and strategic ecosystem investments. Through our operations, we provide public market investors with institutional-grade exposure to the Telegram ecosystem, including The Open Network (TON) token, while maintaining the governance standards and reporting transparency of a Nasdaq-listed company. Our activities span network validation and staking operations, development of Telegram-based applications, and strategic investments in TON-based decentralized finance protocols, gaming platforms, and business applications.

Through our legacy business, we are also advancing first-in-class therapies targeting known checkpoint resistance pathways to achieve durable treatment responses and improve patients’ quality of life. We actively engage in the drug development process and provide strategic counsel to guide the development of novel immunotherapy assets and asset combinations.

TON Blockchain and Toncoin

Our entry into the digital asset industry seeks to capitalize on the current change in regulation relating to, and the growing investor and consumer appetite for, digital assets; in particular the TON token. TON is the native token of the TON blockchain, and its core value lies in three interconnected roles. First, it functions as the gas token of TON blockchain: users pay TON for transactions, smart-contract executions, and accessing services such as storage or domain registration within the TON blockchain. Second, TON enables and secures the TON blockchain via its proof-of-stake (PoS) consensus model: token holders stake TON to validate and secure the chain, earn rewards, and participate in governance processes, thereby binding token utility and scarcity to network health. Third, TON’s value proposition is amplified by its alignment with Telegram’s one billion users, giving it the opportunity to move beyond niche use into more mainstream payments, apps and digital services.

Similar to other PoS blockchains, TON relies on validators to run nodes, stake TON, and validate transactions. Validators earn rewards for their contribution to the network and face penalties for misbehaviors like double-signing a transaction. TON also functions as a gas token, compensating validators and delegators for transaction processing and smart contract execution. As adoption grows through payments, decentralized apps, and Telegram integration, demand for TON is expected to rise. TON also benefits from unique ecosystem advantage. Its deep integration with Telegram positions TON for mass adoption, leveraging a user base of over one billion for payments, identity, and decentralized services.

TON token launched with an initial supply of about five billion TON. The current total supply is approximately 5.14 billion TON and the circulating supply is approximately 2.49 billion TON. The annual inflation (new token issuance) is on the order of approximately 0.5-0.6% per year after accounting for minting and some burn mechanisms, and there is no maximum supply. A substantial portion of the TON supply is locked via vesting contracts. For example, the “TON Believers Fund” program locked about 1.3 billion TON for 5 years (2-year cliff with 3-year linear release) to bring predictability to new token distribution.

TON blockchain offers multiple staking options to secure the network and earn rewards. Users can stake TON directly as validators, which requires running a node and maintaining high uptime, or delegate their tokens to trusted validators through staking pools for a simpler approach. Some pools are custodial, where providers manage keys and operations, while others are non-custodial, giving users more control over their funds. Each option varies in terms of minimum stake requirements, technical complexity, and reward distribution, allowing participants to choose between full validator responsibilities or passive delegation for convenience. The staking reward annual percentage rate for standard staking is currently in the range of approximately 2.5% to 4.0% depending on the source and platform. Technical minimum stake is 300,000 TON, but the actual minimum stake is approximately 700,000 TON as the validators compete for 400 slots in each validation round.

The key driver for TON’s adoption is its integration with Telegram. TON blockchain serves as Telegram’s Web3 infrastructure, giving TON access to the messaging app’s large user-base. Telegram users can send TON, store it in wallets embedded within the app, and interact with mini-apps built on TON directly through Telegram. Based on this integration, TON is used not only for trading but also for in-app transfers among Telegram users, micropayments, and as the default token for many services within the Telegram ecosystem. TON powers smart contracts, decentralized applications (dApps), domain/name services, storage, and more on the TON blockchain.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 1. NATURE OF OPERATIONS (Cont’d)

Some of the use cases highlighting TON adoption include:

•	Payments and transfers: Telegram users can send TON peer-to-peer within the app.
•	Smart contract & dApp fees: Developers building on TON blockchain pay transaction/contract fees in TON, which powers network operations.
•	DeFi, games, NFTs: The ecosystem includes decentralized exchanges, liquidity pools, games, and NFT marketplaces using TON token.
•	Identity/domain services: Users can buy “handles” or user names inside Telegram’s ecosystem using TON, creating additional demand.
•	Remittances / global transfers potential: With Telegram’s global reach, TON can serve as a low-cost vehicle for cross-border payments.

Digital Asset Business

Our objective through holding TON tokens is to provide shareholders with exposure to the potential appreciation of the TON tokens and to participate in the development of the TON ecosystem. To achieve this, our general strategy for deploying our working capital is to purchase TON tokens, stake the tokens to generate additional yield, and selectively deploy TON to Decentralized Finance (DeFi) opportunities, including lending and providing liquidity to decentralized exchanges, to maximize returns. We acquire TON tokens through transactions on digital asset exchanges and through over-the-counter (OTC) arrangements, and direct purchases from qualified sellers, including at a discount to the current spot price, as appropriate.

In addition, we plan to continue to raise funds to grow our TON treasury through a variety of equity and debt financings.

We aim to diversify our revenue stream beyond a TON treasury strategy to generate TON yield while supporting the adoption of the Telegram ecosystem. We plan to actively manage TON network infrastructure, including deploying GPUs to Cocoon, Telegram’s decentralized privacy-focused AI computing network layer. Additionally, to further support the TON ecosystem, we intend to incubate and accelerate applications within Telegram’s ecosystem, and invest in several companies built on the TON network. These companies, which serve diverse verticals such as gaming, healthcare, media, and finance, are expected to drive revenues and cashflow for us that are less volatile relative to direct price appreciation of direct digital asset holdings.

We will design and use liquidity management strategies for our cryptocurrency holdings, including staking protocols and yield optimization, as applicable. We intend to stake our initial TON tokens acquired as a result of the September 2025 PIPE transaction through BitGo, our primary digital asset custodian. We also intend to stake additional TON through top-performing, vetted validators that have proven track records and established relationships with our team members. We may also run our own TON validators in the future to increase our net staking yield.

As part of implementing these strategies, we maintain a custody framework designed to support secure and scalable digital asset operations. We do not self-custody, instead we rely on third-party qualified custodians for our TON treasury. Our primary custodian is currently BitGo. It is our policy to work only with best-in-class custodians that demonstrate strong security practices, robust risk management, appropriate insurance coverage, and that have U.S.-based operations. To further reduce risk, we are in process of onboarding additional qualified custodians to diversify and safeguard our TON treasury across multiple trusted providers

Legacy Immuno-oncology Business

Prior to September 2025, AlphaTON (under the name Portage Biotech) primarily operated as a clinical-stage immuno-oncology company advancing treatments the Company believes will be first-in class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. AlphaTON’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. After a review of the Company’s future funding needs for clinical development of its programs as well as the capital raising market for biotechnology companies, the Company discontinued the Company sponsored trial for the invariant natural killer T-cell (“iNKT”) program and pause further patient accrual to the Company sponsored adenosine trial for both PORT-6 and PORT-7.

In March 2025, we resumed patient enrollment into the final cohort arm of TT-10 (PORT-6) as part of the Phase 1a TT-10-101 (ADPORT-601) clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our TT-4 (PORT-7) compound, supporting advancement of this indication in its first-inhuman trial of TT-4 (PORT-7) which is expected to commence in the fourth quarter of fiscal 2026.

On November 12, 2025, AlphaTON and Cyncado announced a non-binding Letter of Intent with Australia’s Asbestos and Dust Diseases Research Institute (“ADDRI”) to conduct an ADDRI-sponsored investigator-initiated clinical trial of TT-4 in mesothelioma in Australia. The planned trial is expected to enroll approximately 50 patients, will be led by A/Prof Steven Kao and Dr. Melvin Chin, and is intended to run in parallel with Cyncado’s planned U.S. mesothelioma activities, subject to execution of a definitive agreement and customary regulatory approvals. Under the contemplated arrangement, Cyncado will supply TT-4 and limited support as part of an international mesothelioma program designed to accelerate decision-quality clinical data generation.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 1. NATURE OF OPERATIONS (Cont’d)

Reverse Stock Split

The Company’s Board of Directors (the “Board”) approved a reverse stock split of its ordinary shares at a ratio of 1-for-20. Beginning with the opening of trading on August 15, 2024, the Company’s ordinary shares began trading on Nasdaq on a split-adjusted basis.

The reverse stock split was implemented to increase the per share trading price of the Company’s ordinary shares for the purpose of ensuring a share price high enough to comply with the minimum $1.00 bid price requirement for continued listing on Nasdaq. The Company received notice from Nasdaq on August 30, 2024 informing the Company that it had regained compliance with the minimum $1.00 bid price requirement for continued listing on Nasdaq.

As a result of the reverse stock split, every twenty (20) pre-split ordinary shares were converted into one (1) post-split ordinary share. Any fractional shares resulting from the reverse stock split were rounded up to the nearest whole post-split ordinary share. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s ordinary shares, except for adjustments that may result from the treatment of fractional shares. All outstanding options and warrants entitling their holders to purchase the Company’s ordinary shares were adjusted as a result of the reverse stock split, in accordance with the terms of each such security. In addition, the number of ordinary shares reserved for future issuance pursuant to the Company’s equity incentive plans were also appropriately adjusted. The number of authorized ordinary shares was not proportionately reduced because the Company has an unlimited number of authorized ordinary shares available for issuance, as permitted under the laws of the British Virgin Islands.

All share and per share information included in the condensed consolidated interim financial statements have been retroactively adjusted to reflect the impact of the reverse stock split as if the stock split occurred at the beginning of the periods presented. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

NOTE 2. GOING CONCERN

As of September 30, 2025, the Company had cash and cash equivalents of approximately $0.2 million and total current liabilities of approximately $21.5 million. For the six months ended September 30, 2025, the Company is reporting a net loss of approximately $11.1 million, and cash used in operating activities of approximately $1.4 million. As of January 12, 2026, the Company had approximately $2.0 million of cash and cash equivalents on hand.

In early 2024, because of continued liquidity constraints, the Company made the decision to discontinue further clinical development of its iNKT sponsored trial and pause further patient accrual to its sponsored adenosine program for both PORT-6 and PORT-7. During the six months ended September 30, 2025, the Company changed its operating strategy to focus on developing the Telegram ecosystem and managing a strategic reserve of digital assets, primarily the TON token, and received funding via a private placement in the form of both cash and digital assets. While this equity raise is a positive factor the Company is continuing to explore financing options including an at-the-market (“ATM”) equity program and other financings.

Despite the Company successfully raising capital via a private placement of shares in September 2025 and having significant reserves of digital assets as of September 30, 2025, the Company’s cash and cash equivalents balance is decreasing, and the Company did not generate positive cash flows from operations for the six months ended September 30, 2025 and fiscal year ended March 31, 2025. Additionally, a portion of the digital asset balance may be subject to significant price fluctuations, is restricted for immediate use, or both and therefore may not be relied upon to fund current obligations as they come due. These factors raise significant doubt about the Company’s ability to continue as a going concern within one year after the date of these condensed consolidated interim financial statements.

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities and operating expenses. As previously discussed, the Company has discontinued its iNKT sponsored trial and paused further patient accrual to the Company sponsored adenosine program in order to preserve cash resources.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its new Telegram ecosystem and new digital asset strategies, beyond the potential proceeds that could be reasonably generated from its ATM program. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing shareholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 14, “Capital Stock and Reserves,” for a further discussion.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 2. GOING CONCERN (Cont’d)

There can be no assurance that the Company’s evaluation of strategic alternatives will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms. Any potential transaction would be dependent on a number of factors that may be beyond the Company’s control, including, among other things, market conditions, industry trends, digital asset prices, the interest of third parties in a potential transaction with the Company and the availability of financing to the Company or third parties in a potential transaction with the Company on reasonable terms. The process of reviewing strategic alternatives may require the Company to incur additional costs and expenses. It could negatively impact the Company’s ability to attract, retain and motivate key employees, and expose the Company to potential litigation in connection with this process or any resulting transaction. If the Company is unable to effectively manage the process, the Company’s financial condition and results of operations could be adversely affected. In addition, any strategic alternative that may be pursued and completed ultimately may not deliver the anticipated benefits or enhance shareholder value. There can be no guarantee that the process of evaluating strategic alternatives will result in the Company entering into or completing a potential transaction within the anticipated timing or at all. There is no set timetable for this evaluation and the Company does not intend to disclose developments with respect to this evaluation unless and until the Company determines that further disclosure is appropriate or legally required. As of January 12, 2026, the Company had approximately $2.0 million of cash and cash equivalents on hand, which the Company expects may not be sufficient to fund its operating needs through December 2026. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the issuance of these condensed consolidated interim financial statements. There were no adjustments made to reflect the effect of this doubt.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), International Accounting Standards (“IAS”) 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2025.

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 19, “Financial Instruments and Risk Management”). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Audit Committee (the “Audit Committee”) of the Board on January 12, 2026.

Consolidation

The consolidated financial statements include the accounts of the Company and:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. The Company’s 44% interest in Stimunity S.A. (“Stimunity”) was transferred from AlphaTON to iOx in December 2023 and was increased to 48.9% upon the conversion of the convertible note to equity;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands;

(d)	Tarus Therapeutic Holdings Ltd., a wholly-owned subsidiary incorporated in the British Virgin Islands;

(e)	PDS, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(f)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx incorporated in Delaware;

(g)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck incorporated in Delaware; and

(h)	Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary of AlphaTON incorporated in Delaware.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of shareholders’ equity. As of September 30, 2025 and March 31, 2025, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, deferred tax assets and liabilities, warrant liabilities, research and development costs, digital assets, put right liabilities, and measurement of share-based compensation. Significant areas where critical judgments are applied include in-process research and development and warrant liabilities.

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2025. These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

With respect to certain transactions occurring during the three and six months ended September 30, 2025, the Company has implemented additional accounting policies where applicable. The new accounting policies are summarized below:

Stablecoins

The Company accounts for its stablecoins, which are comprised of USD1, USDC, and USDT, as in accordance with IAS 9 “Financial Instruments”. The Company’s stablecoins are initially recorded at cost, and are contractually redeemable for fiat currency on demand or pegged 1:1 to the value of one U.S. dollar. The Company determines the fair value of its stablecoins, which is at par with the U.S. dollar, in accordance with IFRS 13 “Fair Value Measurement” based on the quoted (unadjusted) prices on the active exchange that the Company has determined is its principal market for the stablecoins (Level 1 inputs). Our primary custodian of stablecoins is BitGo, and the associated costs are expensed as incurred. Stablecoins are held for use in business operations and not for the purpose of potential asset appreciation and is therefore classified as a current asset within the Condensed consolidated statements of financial position. When the Company does not have possession, control, or the right to derive substantially all of the economic benefits of ownership of stablecoin the Company has title to, the stablecoin is classified as a stablecoin receivable within the Condensed consolidated statements of financial position.

Digital Assets

The Company accounts for its digital assets, which are comprised of TON and bitcoin, as indefinite-lived intangible assets in accordance with IAS 38 “Intangible Assets”. The Company’s digital assets are initially recorded at cost. Subsequently, digital assets are remeasured at fair value as of each reporting period. The Company determines the fair value of its liquid digital assets in accordance with IFRS 13 “Fair Value Measurement”, based on quoted (unadjusted) prices on the, the active exchange that the Company has determined is its principal market for the digital assets (Level 1 inputs). For locked digital assets which are not immediately tradable, the Company applies a lack of marketability discount to quoted prices to calculate fair value (Level 3 input). Our primary custodian of digital assets is BitGo, and the associated costs are expensed as incurred. When the Company does not have possession, control, or the right to derive substantially all of the economic benefits of ownership of digital assets the Company has title to, the digital assets are classified as digital assets receivable within the Condensed consolidated statements of financial position.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Increases in fair value, to the extent they do not constitute reversals of previous decreases in fair value, are recognized in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss), within “Unrealized gain on digital assets” within Other comprehensive income, with accumulated unrealized gains recognized on the Consolidated Statements of Financial Position within Accumulated other comprehensive income. Decreases in fair value, to the extent they do not constitute reversals of previous increases in fair value, are recognized as incurred in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss), within “Loss on revaluation of digital assets” within Other expenses. Any losses on revaluation not in excess of previously recognized gains are recognized as decreases to Accumulated other comprehensive income until cost basis exceeds fair value, at which point additional losses are recognized as Other expense. Any gains on revaluation not in excess of previously recognized losses are recognized as Other income until fair value exceeds cost basis, at which point additional gains are recognized as Other comprehensive income. Revaluation gains and losses are recorded by token category.

Realized gains, to the extent recognized within Accumulated other comprehensive income, and losses are recognized in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) within other income (expense).

Digital assets are classified as current or noncurrent assets based on the Company’s intended holding period of the token. If the Company has the intent and ability to hold the token for a period of one year beyond the balance sheet date, the holding is classified as noncurrent. Otherwise, the holding is classified as a current asset.

Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in Fiscal 2026

(a)    Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB amended IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”) to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability, requiring consistent assessment and disclosure practices for companies. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with early adoption permitted. However, an entity cannot restate comparative information. The adoption of these amendments did not have a material effect on the Company.

(b)     Amendments to IAS 21 – Lack of Exchangeability

An entity is impacted by the amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates,” when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. The amendments to IAS 21 are effective for annual periods beginning on or after January 1, 2025, unless earlier adopted. The adoption of these amendments did not have a material effect on the Company.

New IFRS Accounting Standards not yet effective

Standards issued but not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. This is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt this standard when it becomes effective.

(a)     IAS 18: Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued. IFRS 18 replaces IAS 1 and introduces significant changes to the presentation of financial statements to enhance comparability across entities. The key requirements of the standard include:

•	Separate reporting of operating, investing, and financing activities in the statement of earnings, with prescribed subtotals for each category.
•	Disclosure of management-defined performance measures in a dedicated note within the financial statements.

The standard is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company intends to assess the impact of IFRS 18 on its consolidated financial statements closer to the effective date. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(b)     Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the International Accounting Standards Board (the IASB or the Board) issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments:

•	Clarify that a financial liability is derecognized on the “settlement date”, i.e., when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.
•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.
•	Clarify the treatment of non-recourse assets and contractually linked instruments (CLI).’
•	Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (FVTOCI).

The standard is effective for annual reporting periods beginning on or after January 1, 2026, with retrospective application required. The Company intends to assess the impact of the Amendments to IFRS 9 and IFRS 7 on its consolidated financial statements closer to the effective date.

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

At September 30, 2025 and March 31, 2025, prepaid expenses and other receivables were comprised of the following (in thousands):

	September 30,
	2025
	(Unaudited)	March 31, 2025
Prepaid clinical research costs	$–	$192
Prepaid insurance	305	241
Tax deposits	68	68
Other prepaid expenses	379	42
Other receivables	11	12
Total prepaid expenses and other receivables	$763	$555

NOTE 6. STABLECOIN

At September 30, 2025 and March 31, 2025, the Company’s stablecoin holdings were comprised of the following (in thousands):

	September 30,
	2025
	(Unaudited)	March 31, 2025
USDC	$3,063	–
USDT	10	$–
Total stablecoins	$3,073	$–

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 6. STABLECOINS (Cont’d)

At September 30, 2025, stablecoins totaling $3.1 million were managed under the Alpha Sigma Capital asset management agreement.

The following table summarizes the Company’s stablecoin purchases, contributions, uses in the course of business, and sales for the three and six months ended September 30, 2025:

Three and six months ended
September 30,
2025 (unaudited)
	USDC	USDT	Total
Stablecoins value as of April 1	$–	$–	$–
Stablecoin purchases	–	–	–
Contribution of stablecoins	–	–	–
Stablecoins used to settle operating costs	–	–	–
Stablecoins sold	–	–	–
Stablecoins value as of June 30	$–	$–	$–
Stablecoin purchases	–	–	–
Contribution of stablecoins	5,412	10	5,422
Stablecoins used to settle operating costs	(2,349)	–	(2,349)
Stablecoins sold	–	–	–
Stablecoins value as of September 30	$3,063	$10	$3,073

The Company did not hold or transact stablecoins during the three and six months ended September 30, 2024.

The Company’s stablecoins are a digital asset intended to maintain a stable value by tracking the U.S. dollar on a 1:1 basis. Stablecoins are held for use in business operations and not for the purpose of potential asset appreciation and is therefore classified as a current asset within the Condensed consolidated statements of financial position.

NOTE 7. DIGITAL ASSETS

At September 30, 2025 and March 31, 2025, Digital assets were comprised of the following (in thousands, except for number of tokens held):

	September 30,
	2025
	(Unaudited)	March 31, 2025

Approximate number of TON Tokens held	519,459	–
TON Tokens, fair value (in thousands)	$1,408	$–

Approximate number of Bitcoin Tokens held	4	–
Bitcoin Tokens, fair value (in thousands)	$410	$–
Digital assets, fair value (in thousands)	$1,818	$–

At September 30, 2025, digital assets totaling $1.8 million were managed under the Alpha Sigma Capital asset management agreement and none were managed under the DWF Labs treasury management agreement.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 7. DIGITAL ASSETS (Cont’d)

The following table summarizes the Company’s digital asset purchases, contributions, unrealized gains (losses) on digital assets, and sales of digital assets for the three and six months ended September 30, 2025:

Three and six months ended
September 30,
2025 (unaudited)
	TON	Bitcoin	Total
Digital asset value as of April 1	$–	$–	$–
Digital asset purchases	–	–	–
Contribution of digital assets	–	–	–
Unrealized losses on digital assets recognized in Statement of Operations	–	–	–
Unrealized gains on digital assets recognized in Other comprehensive income	–	–	–
Digital assets sold	–	–	–
Digital asset value as of June 30	$–	$–	$–
Digital asset purchases	–	–	–
Contribution of digital assets	1,382	420	1,802
Unrealized losses on digital assets recognized in Statement of Operations	–	(10)	(10)
Unrealized gains on digital assets recognized in Other comprehensive income	26	–	26
Digital assets sold	–	–	–
Digital asset value as of September 30	$1,408	$410	$1,818

The Company did not hold or transact Digital assets during the three and six months ended September 30, 2024.

The following table summarizes the composition of digital tokens held broken out by liquid and locked as of:

	September 30,
	2025
	(Unaudited)	March 31, 2025

Number of TON Tokens liquid	519,459	–
Number of Bitcoin Tokens liquid	4	–

The Company valued the TON treasury at $2.70 per liquid token and the Bitcoin treasury at $114,058 per token as of September 30, 2025. The Company did not hold digital assets as of March 31, 2025.

The Company’s Digital assets are viewed as long-term holdings for the purpose of potential asset appreciation and are therefore classified as a noncurrent asset within the Condensed consolidated statements of financial position.

NOTE 8. RECEIVABLES – DIGITAL ASSETS

At September 30, 2025 and March 31, 2025, Receivables – stablecoin were comprised of the following (in thousands):

	September 30,
	2025
	(Unaudited)	March 31, 2025
Stablecoin - USD1	$15,000	$–

Approximate number of TON Tokens receivable	4,075,940	–
TON Token receivable, fair value (in thousands)	8,920	–
Total receivables – digital assets	$23,920	$–

At September 30, 2025, digital asset receivables totaling $8.9 million were managed under the Alpha Sigma Capital asset management agreement and stablecoin receivables totaling $15.0 million were managed under the DWF Labs treasury management agreement.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 8. RECEIVABLES – DIGITAL ASSETS (Cont’d)

The following table summarizes the Company’s movements in Receivables – digital assets for the three and six months ended September 30, 2025:

Three and six months ended
September 30,
2025 (unaudited)
	TON	USD1	Total
Receivables – digital assets value as of April 1	$–	$–	$–
Contributions	–	–	–
Unrealized losses on digital asset receivables recognized in Statement of Operations	–	–	–
Sales	–	–	–
Receivables – digital assets value as of June 30	$–	$–	$–
Contributions	9,016	15,000	24,016
Unrealized losses on digital asset receivables recognized in Statement of Operations	(96)	–	(96)
Sales	–	–	–
Receivables – digital asset value as of September 30	$8,920	$15,000	$23,920

The Company did not hold or transact digital asset or stablecoin receivables during the three and six months ended September 30, 2024.

The Company has 4,075,940 TON tokens receivable that are considered locked at September 30, 2025. The following table summarizes the unlocking schedule of TON tokens receivable currently locked as of September 30, 2025:

Fiscal 2026	796,245
Fiscal 2027	1,587,336
Fiscal 2028	1,587,336
Fiscal 2029	105,023
Total	4,075,940

The Company valued the TON tokens receivable at $2.18 on average per locked token as of September 30, 2025. The Company did not hold digital asset or stablecoin receivables as of March 31, 2025. The aggregate fair value of locked tokens receivable is computed by taking the number of locked tokens and discounting the month-end spot price by an average of 19.3%. The discount used by management is based on the historical purchases of locked TON management has made on behalf of the Company and Monte Carlo simulation based on estimated volatility during the lockup period (Level 3 inputs). Management monitors this discount percentage and adjusts when appropriate.

The Company’s Digital asset receivables are viewed as long-term holdings for the purpose of potential asset appreciation and are therefore classified as a noncurrent asset within the Condensed consolidated statements of financial position. Conversely, stablecoin receivables are classified as current assets within the Condensed consolidated statements of financial position as, despite being managed by DWF Labs, they can be more easily converted into fiat and are not held for the purposes of potential asset appreciation.

In December 2025, the Company completed the novation of its locked TON receivables and the digital assets were reclassified to Digital assets held.

NOTE 9. INVESTMENT IN COMPEDICA

On June 5, 2025, the Company acquired an equity interest in Compedica, Ltd. ("Compedica"), a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a stock-for-stock transaction whereby the Company acquired a 6.0% interest in Compedica, valued at $5.0 million plus $0.1 million for reimbursement of expenses to Compedica to close the transaction, and Compedica obtained a corresponding 27.4% interest in the Company and is accounted for under the equity method as it was determined that the Company has significant influence over Compedica due to the interconnected nature of the ownership of the respective entities. Compedica’s interest in the Company was subsequently diluted to 11.9% as a result of the shares issued under the private placement occurring in September 2025.

The Company records its share of earnings and losses in Share of losses from equity method investment within the Condensed consolidated interim statements of operations and other comprehensive income (loss). The Company recorded a loss of approximately $0.0 million and $0.1 million for the three and six months ended September 30, 2025, respectively, based on its share of Compedica's losses. The equity method investment is presented within "Investment in Compedica" on the unaudited Condensed consolidated interim statements of financial position.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 9. INVESTMENT IN COMPEDICA (Cont’d)

On September 25, 2025, in connection with the transition of the Company to being primarily a digital asset treasury, AlphaTON lost significant influence over Compedica and discontinued its use of the equity method to account for its investment. Commencing on the date that significant influence was lost, the Company began accounting for its investment as a financial instrument within the scope of IFRS 9 with changes in the fair value of its investment reflected as other income (loss) within the Condensed consolidated interim statements of operations and other comprehensive income (loss). Subsequent to the discontinuing of the equity method of accounting for Compedica, the fair value of the investment used by management is based on multiples analysis of publicly traded comparable companies as Compedica is pre-revenue, as well as its holdings in the Company’s own ordinary shares (Level 3 inputs). A loss on impairment of $4.8 million was recognized as a result of the loss of significant influence.

The Company owns 5.2% of Compedica's outstanding common stock as of September 30, 2025. Movements in the investment balance during the three and six months ended September 30, 2025 were as follows (in thousands):

September 30,
2025
(Unaudited)

Balance as of April 1, 2025	$–
Initial investment in Compedica	5,050
Loss from equity method investment	(32)
Investment in Compedica as of June 30	$5,018
Loss from equity method investment	(12)
Loss on impairment	(4,804)
Investment in Compedica as of September 30	$202

NOTE 10. WARRANT LIABILITY

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. The number of warrants and exercise price information herein have been retroactively adjusted to reflect the impact of the reverse stock split. See Note 1 “Nature of Operations” and Note 14, “Capital Stock and Reserves” for further discussion on the reverse stock split.

The following table summarizes the changes in the warrant liability during the three and six months ended September 30, 2025:

			Fair Value
	Exercise Price	Warrants	Balance
			In 000’$
Fair value of warrants at issuance on October 3, 2023:
Class B Warrants	$45.20	157,895	3,537
Class C Warrants	$45.20	157,895	4,663
Placement Agent Warrants	$47.50	7,896	232
Change in fair value of warrant liability		–	(6,868)
Warrant liability as of April 1, 2024		323,686	1,564
Change in fair value of warrant liability		–	388
Warrant liability as of March 31, 2025		323,686	1,952
Change in fair value of warrant liability		–	(914)
Warrant liability as of June 30, 2025		323,686	1,038
Change in fair value of warrant liability		–	(872)
Warrant liability as of September 30, 2025		323,686	$166

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 10. WARRANT LIABILITY (Cont’d)

Series B Warrants

A fair value of $22.40 per each Series B Warrant was identified at the issue date of October 3, 2023. A fair value of $0.02 and $5.65 per each warrant has been identified as of September 30, 2025 and March 31, 2025, respectively.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025	September 30, 2025
Exercise price	$45.20	$45.20	$45.20
Share price	$39.40	$9.25	$5.39
Expected life (in years)	3.01	1.51	1.01
Expected volatility		207.73%	83.00%
Risk-free interest rate	4.95%	3.96%	3.68%
Dividend yield	–	–	–

Series C Warrants

A fair value of $29.60 per each Series C Warrant was identified at the issue date of October 3, 2023. A fair value of $0.98 and $6.40 per each warrant has been identified as of September 30, 2025 and March 31, 2025, respectively.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025	September 30, 2025
Exercise price	$45.20	$45.20	$45.20
Share price	$39.40	$9.25	$5.39
Expected life (in years)	5.00	3.51	3.01
Expected volatility	100.7%	152.01%	93.50%
Risk-free interest rate	4.80%	3.91%	3.61%
Dividend yield	–	–	–

Placement Agent Warrants

A fair value of $29.40 per each Placement Agent Warrant was identified at the issue date of October 3, 2023. A fair value of $0.94 and $6.34 per each warrant has been identified as of September 30, 2025 and March 31, 2025, respectively.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025	September 30, 2025
Exercise price	$47.60	$47.50	$47.50
Share price	$39.40	$9.25	$5.39
Expected life (in years)	4.99	3.51	3.01
Expected volatility	100.7%	152.01%	93.50%
Risk-free interest rate	4.80%	3.91%	3.61%
Dividend yield	–	–	–

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 11. PUT RIGHT LIABILITY

On September 2, 2025, the Company entered into five Side Letter Agreements (“Side Letters”) with certain investors to repurchase its outstanding ordinary shares, as well as pre-funded warrants to purchase ordinary shares held by these investors at the option of the holders and on August 25, 2025, the Company entered into a Treasury Management Agreement with DWF MaaS Limited whereby DWF is entitled to convert the Ordinary Shares it subscribed for in the September 2025 private placement into an equivalent value of TON from the amount of TON held by DWF on behalf of the Company up to a maximum value of $15.0 million (collectively, the “Contingent Put Options”). A total of 2,266,890 and 265,000 ordinary shares and an additional 745,226 and 2,513,240 pre-funded warrants to purchase ordinary shares were subject to repurchase as defined within the Side Letters and Treasury Management Agreement, respectively, with various right expiration dates between March 2026 and September 2026. In the event the holders exercise their Contingent Put Options, the Company is obligated to settle the contract by transferring the same amount of USDC, Liquid TON, or Locked TON based on the Original Consideration within each Side Letter or Treasury Management Agreement with no adjustment for value. As of September 30, 2025, a total of 2,531,890 ordinary shares and an additional 3,258,466 pre-funded warrants to purchase ordinary shares were still subject to repurchase on various settlement dates through September 2026.

At inception, the outstanding Contingent Put Options were determined to have a fair value of $16.1 million, net of issuance costs of $2.0 million, which was included within Put right liability within the Company’s condensed consolidated balance sheet. As of September 30, 2025, the outstanding Contingent Put Options were remeasured to fair value of $17.9 million, with the remeasurement change in fair value of $1.8 million recorded within other losses in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

NOTE 12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At September 30, 2025 and March 31, 2025, accounts payable and accrued liabilities were comprised of the following (in thousands):

	September 30,
	2025
	(Unaudited)	March 31, 2025
Accounts payable	$1,597	$427
Accrued bonuses and other payroll-related expenses	64	89
Accrued accounting and auditing fees	26	155
Accrued legal fees	1,214	60
Accrued other professional fees	–	262
Due to executives	166	–
Accrued CRO	–	80
Accrued clinical and R&D services	–	14
Other	532	13
Total accounts payable and accrued liabilities	$3,599	$1,100

NOTE 13. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the six months ended September 30, 2025 and 2024 (in thousands, except percentages):

	Three Months Ended September 30,		Six Months Ended September 30,
	2025	2024	2025	2024
Loss before income taxes	$10,369	$1,362	$11,142	$3,024
Income tax benefit	$–	$–	$–	$3
Effective tax rate	0.00%	0.00%	0.00%	0.10%

The Company’s effective tax rates were 0.00% and 0.10% for the six months ended September 30, 2025 and 2024, respectively.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 14. CAPITAL STOCK AND RESERVES

Authorized ordinary shares: Unlimited number of AlphaTON ordinary shares without par value.

Private Placement Financings

On January 29, 2025, the Company completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on Nasdaq on the date preceding the date of the securities purchase agreement. The shares were sold to two directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and were issued as restricted stock. The proceeds are being used for general corporate purposes and working capital.

On September 25, 2025, the Company completed the sale of 3,066,061 ordinary shares at a per share price of $5.73, and pre-funded warrants to purchase 3,258,466 ordinary shares at a purchase price of $5.73 per ordinary share (less $0.001 per pre-funded warrant) for gross proceeds of approximately $36.2 million, consisting of cash of $3.3 million and digital assets and stablecoin of $32.9 million. Each pre-funded warrant is exercisable for one ordinary share at an exercise price of $0.001 per pre-funded warrant, is immediately exercisable and will expire once exercised in full. The shares and pre-funded warrants were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and the proceeds are being used for the establishment of the Company’s digital asset treasury.

160,000 ordinary shares were issued to the Company’s third-party asset manager as consideration for continued services to be provided to the Company pursuant to a Treasury Management Agreement. The shares have a three-year vesting term and are subject to forfeiture in the event the agreement with the asset manager is terminated under certain circumstances. The shares were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and were issued as restricted stock.

Shares Issued Under the ATM Program

During the six months ended September 30, 2025, the Company sold 44,500 ordinary shares under the ATM program, generating net proceeds of approximately $0.3 million.

Shares Issued for Investment in Compedica

On June 5, 2025, the Company acquired an equity interest in Compedica, Ltd. ("Compedica"), a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a stock-for-stock transaction whereby the Company issued 625,000 ordinary shares valued at $5,000,000, at a per share price of $8.00, in exchange for a minority equity interest in Compedica.

Reverse Share Split

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. The reverse stock split decreased the number of ordinary shares outstanding as of September 30, 2023, from 17,808,225 to 890,412. All share and per share information included in the condensed consolidated interim financial statements and in the Notes to the condensed consolidated interim financial statements have been retroactively adjusted to reflect the impact of the reverse stock split unless otherwise noted. The number of ordinary shares authorized remained at an unlimited number of common shares without par value.

Any fractional shares resulting from the reverse stock split were rounded up to the nearest whole post-split ordinary share. As a result of this round up provision, the Company issued an additional 52,254 shares.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 14. CAPITAL STOCK AND RESERVES (Cont’d)

Series A Warrants and Pre-Funded Warrants

On September 29, 2023, we entered into a securities purchase agreement (the “2023 Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering (the “2023 Registered Direct Offering”) and a concurrent private placement (the “2023 Private Placement,” and together with the Registered Direct Offering, the “2023 Offerings”). The 2023 Offerings closed on October 3, 2023.

Pursuant to the 2023 Purchase Agreement, in the 2023 Registered Direct Offering, the Company sold (i) 98,500 shares of the Company’s ordinary shares at a purchase price of $38.00 per share and (ii) pre-funded warrants to purchase up to 59,395 ordinary shares, at a purchase price of $37.98 per pre-funded warrant. All pre-funded warrants, which were exercisable for one ordinary share at an exercise price of $0.02 per share, were exercised in full on May 29, 2024.

In the 2023 Private Placement, we issued to such institutional and accredited investor unregistered Series A Warrants to purchase up to 157,895 ordinary shares. Each Series A Warrant was immediately exercisable for one private warrant share at an exercise price of $38.00 per share but expired on April 3, 2025, 18 months from the date of issuance.

The Series A Warrants and the pre-funded warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the ordinary shares with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of ordinary shares upon exercise. In addition, the Series A Warrants and the pre-funded warrants do not provide any guarantee of value or return.

On the October 3, 2023 issue date, the calculated fair value of the Series A Warrants and the pre-funded warrants was $2.968 million ($18.80 per such warrant). Because the fair value of the warrants accounted for as liabilities exceeded the net proceeds from the 2023 Registered Direct Offering, the proceeds allocated to the ordinary shares, the pre-funded warrants and the Series A warrants was zero. The Series A Warrants expired on April 3, 2025, 18 months from the date of issuance, and all pre-funded warrants were exercised in full on May 9, 2024.

Series A Warrants

The inputs associated with calculating the fair value are reflected below.

October 3, 2023
Exercise price	$38.00
Share price	$39.40
Expected life (in years)	1.50
Expected volatility	96.0%
Risk-free interest rate	5.32%
Dividend yield	–

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 14. CAPITAL STOCK AND RESERVES (Cont’d)

Nature and Purpose of Reserves

Stock Option Reserve

The stock option reserve reflects the reserve of compensation expense recognized over the vesting period based upon the grant date fair value of the Company’s equity settled grants calculated in accordance with IFRS 2, “Share-based Payment”. See Note 15, “Stock Option Reserve,” below for a further discussion.

NOTE 15. STOCK OPTION RESERVE

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

The following table provides the activity for the Company’s stock option reserve for the six months ended September 30, 2025 and 2024 (in thousands):

	Six Months Ended September 30,
	2025	2024
Balance at April 1	$23,530	$23,841
Share-based compensation expense	51	144
Balance at June 30	$23,581	$23,985
Share-based compensation expense	983	141
Balance at September 30	$24,564	$24,126

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. All share and per share information have been retroactively adjusted to reflect the impact of the reverse stock split unless otherwise noted. See Note 1 “Nature of Operations” and Note 14, “Capital Stock and Reserves” for further discussion on the reverse stock split.

On March 7, 2025, the Board authorized the grant of a total of 160,000 options to purchase ordinary shares at a per share exercise price of $4.45, with a term of 10 years. Vesting will accelerate on a change of control of the Company. The options had a per share fair value of $4.04 and vest as to one-quarter immediately and the balance as to one-third on each March 7, 2026, 2027 and 2028. The grants were made to certain directors, officers and employees. The options were issued under the Company’s 2021 Equity Incentive Plan.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 15. STOCK OPTION RESERVE (Cont’d)

As of September 30, 2025, no shares were reserved for awards previously granted or available for future awards under the Amended and Restated 2021 Equity Incentive Plan.

The changes in the number of stock options issued and outstanding for the six months ended September 30, 2025 and 2024 were as follows:

	Six Months Ended September 30,
	2025	2024
Balance, beginning of period	225,117	90,281
Granted	97,739	–
Expired or forfeited	–	(25,167)
Balance, end of period	322,856	65,114
Exercisable, end of period	322,856	43,723

In January 2024, the company issued 308 shares for the exercise of 470 RSUs net of 162 shares repurchased into treasury to pay for an employee’s payroll taxes. In September 2024, the company issued 882 shares for the exercise of 1,152 RSUs net of 270 shares repurchased into treasury to pay for an employee’s payroll taxes. As of September 30, 2025, there were 5,410 unvested RSUs granted and outstanding of which 4,550 RSUs expire in January 2031 and 860 expire in January 2032.

The following is the weighted average exercise price and the remaining contractual life for outstanding options as of September 30, 2025 and 2024:

	As of September 30,
	2025	2024
	PBI Amended and Restated
	2021 Equity Incentive Plan
Weighted average exercise price	$45.32	205.18
Weighted average remaining contractual life (in years)	8.94	7.39

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of September 30, 2025 and March 31, 2025, except for 160,000 vested options as of September 30, 2025 and 40,000 vested options and 120,000 unvested options as of March 31, 2025.

The Company recorded approximately $1.0 million and $0.1 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the three months ended September 30, 2025 and 2024, respectively. The Company recorded approximately $1.0 million and $0.3 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the six months ended September 30, 2025 and 2024, respectively.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 16. LOSS PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the net loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Shares issuable under pre-funded warrants are considered outstanding for this purpose.

The calculation of Basic and Diluted EPS reflects the pre-funded warrants as outstanding shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (in thousands, except per share amounts):

	Three Months Ended September 30,		Six Months Ended September 30,
	2025	2024	2025	2024
Numerator
Net loss attributable to owners of the Company	$(10,369)	$(1,360)	$(11,142)	$(3,016)
Denominator
Weighted average number of shares – Basic and Diluted	2,508	1,076	2,171	1,063
Basic and diluted loss per share	$(4.13)	$(1.26)	$(5.13)	$(2.84)

The inclusion of the Company’s share purchase warrants (other than pre-funded warrants, as described above), stock options and RSUs in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the three and six months ended September 30, 2025 and 2024. The following table reflects the Company’s outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	As of September 30,
	2025	2024
Warrants	481,581	481,581
Stock options	322,856	65,114
Restricted stock units	5,410	17,315

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES

iOx – Parexel Master Services Agreement

Effective March 15, 2022, iOx, a wholly-owned subsidiary of the Company, entered into a Master Services Agreement (the “MSA”) with Parexel under which Parexel agreed to act as a clinical service provider (“CRO”) pursuant to a work order (“Work Order”) effective June 1, 2022. Under such Work Order, Parexel planned to operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer. The MSA provided for a five-year term, and the Work Order provided for a term to end upon the completion of the services required. The budget provided for service fees and pass-through expenses and clinical sites totaling $11.5 million. During the year ended March 31, 2023 (“Fiscal 2023”), the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs. As a result of the Company’s decision to discontinue the development with respect to this program, on December 20, 2023, the Company provided Parexel notice of termination of the contract, with a planned termination date of April 18, 2024.

As the ongoing CRO services were wound down, the Company noticed that expenses incurred under the CRO agreement were higher than originally budgeted. Parexel agreed to refund the Company $0.552 million and release the liability for amounts invoiced and unbilled services totaling $1.486 million, and the Company forfeited advanced payments of $1.091 million. As a result, the Company recognized a net gain of $0.946 million as of September 30, 2024. The Company received the refund from Parexel on October 3, 2024. As of March 31, 2024, the Company reflected $1.414 million of payables to Parexel in accounts payable and accrued liabilities and $1.277 million in prepaid expenses and other receivables in the consolidated statement of financial position.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

Tarus – Fortrea Clinical Service Agreement

On March 1, 2023, Tarus entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million.

In March 2025, the Company resumed patient enrollment into the final cohort arm of TT-10 (PORT-6) as part of the Phase 1a TT-10-101 (ADPORT-601) clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our TT-4 (PORT-7) compound, supporting advancement of this indication in its first-inhuman trial of TT-4 (PORT-7) which is expected to commence in the quarter ending March 31, 2026.

Nasdaq Notifications

On December 10, 2024, the Company received written notice (the “Notice”) from The Nasdaq Stock Market, LLC (“Nasdaq”) indicating that it was not in compliance with the minimum shareholders’ equity requirement for continued listing on The Nasdaq Capital Market (the “Capital Market”) as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Shareholders’ Equity Requirement”), because the shareholders’ equity of $695,000 as of September 30, 2024, as reported in the Company’s Report on Form 6-K containing unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024, filed with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2024, was below the required minimum of $2.5 million, and because as of the date of the Notice, the Company did not meet either of the alternative continued listing standards for the Nasdaq Capital Market, relating to market value of listed securities of at least $35 million or net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. The Company submitted a plan on January 24, 2025, to regain compliance with the shareholders’ equity requirement or achieve compliance with an alternative continued listing standard for the Capital Market (the “Compliance Plan”) and on February 11, 2025, the Company received notification from Nasdaq that Nasdaq accepted the Compliance Plan and granted the Company an extension to regain compliance with the continued listing standards by June 9, 2025. In keeping with the Compliance Plan, on June 5, 2025, the Company increased its shareholders’ equity, and submitted documentation to Nasdaq indicating compliance as of June 9, 2025, with the shareholders’ equity requirement. The Nasdaq Stock Market, LLC indicated by letter dated June 24, 2025, that the Company has regained compliance with the continued listing standards of the Nasdaq Capital Market.

Ground Tunnel Consulting Services Agreement

On July 15, 2025, Alpha Transform Holdings, an related party of the Company, entered into a consulting service agreement with Ground Tunnel Capital LLC, a third-party advisory and marketing consultant. This consulting service agreement was assigned to the Company on October 25, 2025. The effective date of the agreement occurred upon the closing of the subsequent private placement of ordinary shares, which occurred on September 25, 2025, with contractual services to be provided through July 15, 2028. $1.0 million was paid upon execution of the contract, with subsequent milestone payments of $0.25 million due on each October 15, 2025, January 15, 2026, April 15, 2026 and July 15, 2026. On October 14, 2025, the Company submitted its first milestone payment in the amount of $0.25 million.

BitGo Prime Master Loan Agreement

On August 28, 2025, the Company entered into a master loan agreement (the “Master Loan Agreement”) with BitGo Prime, LLC (“BitGo”). Pursuant to the Master Loan Agreement, the Company may borrow up to $35.0 million at an interest rate of 15.75% per annum with a 2.00% origination fee paid upfront. The Loan shall only be used to purchase liquid TON that will be delivered to BitGo and such purchased liquid TON will also be pledged as collateral for the Loan. The outstanding loan balance must be repaid within six months of the origination of the Loan, unless provided for otherwise or amended.

On October 7, 2025, the Company received its initial draw on the Master Loan Agreement in the amount of $2.1 million. No further draws have been made on the loan, and on November 25, 2025 the loan balance was paid down to $1.8 million.

Treasury Management Agreement

At the closing of the Company’s financing on September 25, 2025, the Company entered into a treasury management agreement (the “DWF TMA”) with DWF MaaS Limited (“DWF”), pursuant to which the Company appointed DWF to manage $15.0 million that DWF contributed in the September 2025 financing and implement the TON treasury strategy for the Company. Under the DWF TMA, DWF is entitled to retain 100% of all profits earned until the balance with DWF reaches $150.0 million at which point the Company will earn a 3% yield on all DWF-managed TON holdings, and additionally 10% of any profits from asset management will be shared with the Company. In consideration for the services to be provided, the Company issued 160,000 ordinary shares to DWF, which shares shall vest linearly over a period of three (3) years from the date of issue to DWF. The initial term of the agreement is 3 years and will commence on the date that the aggregate transfers from the Company to DWF reach $150 million.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 8, 2026)

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES (cont’d)

The Company has the right to terminate the agreement with 90 days’ notice provided that a) the termination notice is submitted more than 18 months following commencement of the contract term, and b) the Company publicly announces it will cease its strategy of holding TON as a treasury asset. Pursuant to the DWF AMA, DWF is entitled to convert the Ordinary Shares it subscribed for in the September 2025 private placement into an equivalent value of TON from the amount of TON held by DWF on behalf of the Company up to a maximum value of $15,000,000. DWF may exercise this conversion option at any time within twelve months from August 25, 2025.

The range of management and trading activities that DWF is authorized to conduct under the DWF AMA is limited to market-making, buying and selling the TON tokens, and providing liquidity on decentralized or centralized exchanges. DWF cannot use derivatives as part of their mandate. DWF is mandated to actively manage the assets under management to provide market liquidity in TON trading pairs and generate a return. DWF is required to hold and secure the assets using institutional-grade custody solutions, which may include qualified third-party custodians, centralized cryptocurrency exchanges, multi-party computation (MPC) wallets, and other industry-standard security protocols designed to safeguard digital assets.

In addition to the initial $15.0 million that DWF contributed in the September 2025 financing, the Company is required to make additional transfers of a) $5 million 15 days after the close of the September 2025 financing, and b) $55.0 million within 3 months of the September 2025 financing, with no less than $20.0 million to be transferred each month. The Company also agrees to transfer 50% of any subsequent treasury fundraising to DWF for asset management until the total assets under management total $225.0 million. As of the date of filing there have been no additional transfers to DWF, and DWF is managing only the $15.0 million of their own funds that they contributed as part of the September 2025 financing.

On December 30, 2025, the Company entered into that certain Settlement Agreement and Release with DWF. See Note 22 “Subsequent Events” for further discussion on the Settlement Agreement.

NOTE 18. RELATED PARTY TRANSACTIONS

Private Placement Financing

On January 29, 2025, the Company completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on Nasdaq on the date preceding the date of the securities purchase agreement. The shares were sold to two former directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and were issued as restricted stock. The proceeds are being used for general corporate purposes and working capital.

SalvaRx Acquisition

Two of the Company’s former directors, Messrs. Gregory Bailey and James Mellon, are also directors of SalvaRx Group plc, a company which ownsed approximately 2.2% of the Company’s issued and outstanding ordinary shares as of March 31, 2025. As of September 30, 2025, SalvaRx Group plc owns no issued and outstanding shares of the Company.

Investments

The Company has entered into related party transactions and certain services agreements with certain of its shareholders. Key management personnel of the Company have also entered into related party transactions with certain of its shareholders. Key management personnel are those people who have the authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company.

The following subsidiaries and associates are considered related parties:

(a)	iOx. Upon execution of the iOx Share Exchange on July 18, 2022, the non-AlphaTON director resigned from the iOx board leaving two AlphaTON insiders as directors. The management team of AlphaTON comprises the management team of iOx.
(b)	Saugatuck. Saugatuck is 70% owned by the Company and is controlled by AlphaTON.
(c)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of AlphaTON through shared services agreements.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

Board Resignations and Appointments

On April 25, 2024, Mark Simon resigned all of his positions on the Board of Directors, and on April 26, 2024, Linda Kozick and Dr. Robert Glassman resigned all of their positions on the Board of Directors. On April 30, 2024, Dr. Jean -Christophe Renondin and Dr. Justin Stebbing were elected to the Board. On August 3, 2025, Justin Stebbing, and Jean-Christophe Renondin resigned from the Board of Directors and Brittany Kaiser was appointed to the Board. On September 25, 2025, Gregory Bailey and James Mellon resigned from the Board of Directors and Michael Terpin and Enzo Villani were appointed to the Board.

Advisory Agreement

On August 20, 2025, the Company entered into an independent contractor agreement with Ralph Matthew McKibbin (the “McKibbin Agreement”), pursuant to which Mr. McKibbin will provide development advisory services to the Company. Mr. McKibbin is entitled to an equity grant in options at a strike price equal to the fair market value on the date of the grant of 0.25% of the issued and outstanding ordinary shares of the Company after giving effect to the number of issued and outstanding ordinary shares of the Company as of immediately after the Closing. 50% of the options will vest immediately and the remaining 50% shall vest in equal installments over a 12-month period. Due to the relationship between Ms. Kaiser and Mr. McKibbin, the McKibbin Agreement is a related party transaction for Ms. Kaiser.

Retention Agreements and General Releases

On July 22, 2024, the Company and Portage Development Services, Inc. entered into a Retention Agreement and General Release (“Retention Agreement”) with each of Allan Shaw, the Company’s former Chief Financial Officer (“Employee”) and Joseph Ciavarella, the Company’s former controller (“Consultant”). Under the terms of each of the Retention Agreements, Employee’s current employment agreement and Consultant’s current consulting agreement both terminated on July 22, 2024, except with respect to certain provisions. In return for continuing to provide services to the Company and its affiliates and completing certain tasks as described in the respective Retention Agreements, the Company paid an aggregate $0.2 million (the “Retention Amount”) to Employee and Consultant, in addition to their monthly pay through September 30, 2024.

The Company accrued the Retention Amount, as well as the monthly pay totaling $0.2 million through September 30, 2024, in the condensed consolidated interim financial statements for the three months ended June 30, 2024, as the material terms of the Retention Agreements were known and agreed upon at June 30, 2024. In accordance with the terms of the Retention Agreements, the Company paid in full the Retention Amount and issued 14,348 ordinary shares to the Employee and Consultant in lieu of cash bonuses accrued in Fiscal 2023 totaling $0.1 million by September 30, 2024, the date on which the Employee’s employment and the Consultant’s consulting relationship with the Company and its affiliates ended.

Balances Owed to Executive Team

In connection with the private placement financing and establishment of a new executive team in September 2025, the Company’s new management provided certain consulting services to the Company with respect to the business transition. As of September 30, 2025, $0.2 million was owed to management and is included within Accounts payable and accrued liabilities in the Condensed Consolidated Statement of Financial Position.

Relationship with Compedica

As discussed in Note 9, the Company acquired an equity interest in Compedica, Ltd. ("Compedica"), a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a stock-for-stock transaction whereby Compedica obtained a corresponding 27.4% interest in the Company, which was subsequently diluted in connection with the private financing in September 2025. As of September 30, 2025, Compedica owned 11.9% of the Company’s ordinary shares issued and outstanding. At the time of the Compedica investment, Jim Mellon was a director of both Compedica and the Company and a greater than 5% owner of the Company.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

Asset Management Agreement

At the closing of the Company’s financing on September 25, 2025, the Company entered into an Asset Management Agreement (the “Asset Management Agreement”) with Alpha Sigma Capital, LLC (the “Asset Manager”). Pursuant to the Asset Management Agreement, the Asset Manager shall provide discretionary investment management services with respect to, among other assets (including without limitation certain subsequently raised funds), certain of the Company’s net proceeds from the Offering (the “Account Assets”) in accordance with the terms of the Asset Management Agreement.

Under the Asset Management Agreement, the Company shall pay the Asset Manager an asset-based fee equal to 1.0% per annum of the Account Assets. The Account Assets managed under the agreement are held in the name of the Company and remain under Company control. The agreement term is one year, after which it renews automatically and can be terminated by the Company with 90 days’ notice, provided that the Company has decided to end the TON digital asset treasury strategy.

The Asset Manager is mandated to invest the Account Assets principally with a long-only strategy primarily in TON, including staking (and restaking) TON to improve returns. The Asset Manager is not permitted to invest in any OTC derivatives, futures contracts, or option contracts that would require the Asset Manager to register as a commodity pool operator or commodity trading advisor.

Mr. Enzo Villani, Chief Investment Officer of the Company, is the Chief Executive Officer and Chief Investment Officer of the Asset Manager. Alpha Sigma Capital was also an investor in the Company’s September 2025 financing.

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The following table summarizes the Company’s financial instruments as of September 30, 2025 and March 31, 2025 (in thousands):

	September 30, 2025
	(Unaudited)			March 31, 2025
	Amortized			Amortized
	Cost	FVTOCI*	FVTPL**	Cost	FVTOCI	FVTPL**
Financial assets
Cash and cash equivalents	$183	$–	$–	$1,670	$–	$–
Stablecoin	$3,073	$–	$–	$–	$–	$–
Receivables – stablecoin	$15,000	$–	$–	$–	$–	$–
Prepaid expenses and other current assets	$763	$–	$–	$555	$–	$–
Investment in Compedica	$–	$–	$202	$–	$–	$–

	September 30, 2025
	(Unaudited)		March 31, 2025
	Amortized		Amortized
	Cost	FVTPL**	Cost	FVTPL**
Financial liabilities
Accounts payable and accrued liabilities	$3,599	$–	$1,100	$–
Put right liability	$–	$17,940	$–	$–
Warrant liability	$–	$166	$–	$1,952

         *FVTOCI refers to financial assets and liabilities with changes in fair value recognized within other comprehensive income.

         **FVTPL refers to financial assets and liabilities with changes in fair value recognized within the statement of operations.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and private entities, current digital assets at fair value, stablecoins, accounts payable and accrued liabilities, lease liability, and warrant liability.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

·   Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

·   Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

·   Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Compedica: The fair value of the investment used by management is based on multiples analysis of publicly traded comparable companies as the Company is pre-revenue, along with Compedica’s holdings in the Company’s ordinary shares (Level 3 inputs) (see Note 9, “Investment in Compedica”).

Put Option Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 11, “Put Right Liability”).

Warrant Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 10, “Warrant Liability”).

The following tables present the Company’s assets, including digital assets accounted for in accordance with IAS 38 “Intangible Assets” (Level 1 and Level 3) (see Note 7, “Digital Assets”), and financial liabilities that are measured at fair value (in thousands):

	September 30, 2025
	(Unaudited)			March 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial and digital assets
Investment in Compedica	$–	$–	$202	$–	$–	$–
Digital assets at fair value, TON liquid	$1,408	$–	$–	$–	$–	$–
Digital asset receivables at fair value, TON locked	$–	$–	$8,920	$–	$–	$–
Digital assets at fair value, Bitcoin	$410	$–	$–	$–	$–	$–

	September 30, 2025
	(Unaudited)			March 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial liabilities
Put right liability	$–	$–	$17,940	$–	$–	$–
Warrant liability	$–	$–	$166	$–	$–	$–

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

Credit Risk, Liquidity Risk, Digital Asset Risk, and Foreign Currency Risk

Our financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk, Digital Asset Risk, and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of September 30, 2025 and March 31, 2025, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

Digital Asset Risk

The Company is subject to various risks including market risk, liquidity risk and other risks related to its concentration in TON and other digital assets. Investing in digital assets is currently highly speculative and volatile.

The price of our digital assets has been, and will likely continue to be, highly volatile. Our financial results and the market price of our common stock could be materially adversely affected if the price of our digital assets decreases substantially, as it has in the past, including as a result of shifts in market sentiment, speculative trading, macroeconomic trends, technology-related disruptions and regulatory announcements.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling digital assets. Accordingly, volatility in our earnings may be significantly more than what we experienced in prior periods, and it may be difficult to evaluate the Company’s business and future prospects. We also may need to perform an analysis each quarter to identify whether events or changes in circumstances indicate that our digital assets are impaired.

The Company will face risks relating to the custody of its digital assets. Cybersecurity threats, including hacking, phishing and other malicious attacks, could result in the loss, theft or misappropriation of our digital assets. If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our private keys, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

There is a risk that some or all of the Company’s digital assets could be lost or stolen. There can be no assurance that our custodians will maintain adequate insurance or that such coverage will cover any losses with respect to the Company’s digital assets. Further, transactions in digital assets are irrevocable. Stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed transactions of the Company’s digital assets could adversely affect an investment in the Company’s common stock.

The Company’s shareholders have no specific rights to any specific digital assets. In the event of the insolvency of the Company, its assets may be inadequate to satisfy a claim by its shareholders.

The SEC has stated that certain digital assets may be considered securities under federal securities laws. The test for determining whether a particular digital asset is a security is complex and difficult to apply, and the outcome is difficult to predict. Future developments could change the legal status of digital assets we hold. If our digital assets are determined to be securities under federal or state securities laws or in a proceeding in a court of law, or otherwise, it may have material adverse consequences for our digital assets, making them more difficult to be traded, cleared or custodied compared to other digital assets that are not considered securities. In addition, if our digital assets are considered securities, the Company could be considered an unregistered investment company under the Investment Company Act of 1940, which could necessitate the Company’s liquidation. If the Company is required to comply with additional regulatory obligations, it could result in a significant increase in operating expenses and make it difficult to continue our current operations, which would materially and adversely affect our business, financial condition and results of operations.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.

As a digital asset-focused company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company. The current uncertainty in global capital markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 14, “Capital Stock and Reserves,” for a discussion of the Company’s share offering and current funding levels.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar.

NOTE 20. CAPITAL MANAGEMENT

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued liabilities of approximately $3.6 million as of September 30, 2025 (accounts payable and accrued liabilities of approximately $1.1 million as of March 31, 2025), put right liabilities of approximately $17.9 million as of September 30, 2025 (nil as of March 31, 2025), and current assets of approximately $19.0 million as of September 30, 2025 (approximately $2.2 million as of March 31, 2025). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure while developing the Telegram ecosystem and managing a strategic reserve of digital assets, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. During the six months ended September 30, 2025, the Company shifted its capital management approach to focus primarily developing the Telegram ecosystem and managing a strategic reserve of digital assets. There were no other changes to the Company’s approach to capital management during the six months ended September 30, 2024.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 21. NON-CONTROLLING INTEREST

The details of non-controlling interest for the six months ended September 30, 2025 and 2024 are as follows (in thousands):

Saugatuck and subsidiary
Non-controlling interest as of April 1, 2025	$(704)
Net loss attributable to non-controlling interest	–
Non-controlling interest as of September 30, 2025	$(704)

Saugatuck and subsidiary
Non-controlling interest as of April 1, 2024	$(693)
Net loss attributable to non-controlling interest	(10)
Non-controlling interest as of September 30, 2024	$(703)

NOTE 22. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 12, 2026 the date on which the condensed consolidated financial statements were available to be issued. Except as disclosed below and in Notes 8 and 17, “Commitments and Contingent Liabilities,” no other items were identified which required disclosure in these condensed consolidated financial statements.

On July 31, 2025, the Company entered into an At The Market Offering Agreement, or the Sales Agreement, with Chardan Capital Markets, LLC, or the Sales Agent, relating to the Company’s ordinary shares. In accordance with the terms of the Sales Agreement, the Company may offer and sell its ordinary shares from time to time through the Sales Agent, acting as sales agent or principal. On October 8, 2025, the Company filed with the SEC a prospectus supplement for the offer and sale of up to $18,473,482 of ordinary shares pursuant to the Sales Agreement. On November 25, 2025, the Company filed with the SEC a prospectus supplement for the offer and sale of up to $15,307,818 of ordinary shares. As of the date of these condensed consolidated financial statements, 2,569,000 shares were issued under these prospectus supplements raising proceeds of $11,209,414.

In October 2025, Andrea Park, the former Chief Financial Officer, left the Company. She was succeeded by Wes Levitt, the current Chief Financial Officer.

As of September 30, 2025, the Company owned approximately 48.9% of the outstanding shares of Stimunity, S.A. (“Stimunity”), the subsidiary on which the PORT-5 platform is managed, via our wholly-owned subsidiary iOx. During Fiscal 2024 the Company decided not to further fund Stimunity’s operations and wrote-down the remaining balance of our investment of $1.0 million to nil as of March 31, 2024. On December 3, 2025, the Company agreed to sell back our 48.9% interest back to Stimunity for a token consideration of 1 EUR in order to facilitate an orderly wind-down of Stimunity.

On December 3, 2025, the Company filed a shelf registration statement with the SEC in order to sell up to $420,690,000 of ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on December 11, 2025 ( the “December 2025 Registration Statement”).

In connection with the Company’s September 2025 private placement financing (the “Sept. 2025 Private Placement Financing”), the Company entered into certain Side Letter Agreements (each, a “Side Letter”) with certain investors in the Sept. 2025 Private Placement Financing. The Side Letters granted an irrevocable right and option to these investors to require the Company to repurchase all the ordinary shares of the Company (“Ordinary Shares”) received by the respective investor in exchange for the consideration initially provided by the respective investor to the Company (the “Put Option”). The period in which the Put Option may be exercised varies from six to twelve months, depending on the investor, after the September 25, 2025 closing of the Sept. 2025 Private Placement Financing. On December 8, 2025, one of these investors exercised its Put Option, obligating the Company to transfer to the investor 1,230,590.71 locked TON tokens and 187,515.21 liquid TON tokens (which represents the consideration initially provided by this investor to the Company), with no adjustment for value, in exchange for the repurchase by the Company of the 658,644 Ordinary Shares received by this investor in the Sept. 2025 Private Placement Financing.

ALPHATON CAPITAL CORP

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated January 12, 2026)

NOTE 22. SUBSEQUENT EVENTS (Cont’d)

On December 11, 2025 the Company signed an enterprise colocation service agreement (the “Colo Agreement”) with atNorth AB (“atNorth”) to deploy the Company’s GPU hardware to atNorth’s data center located in Kista, Sweden. The Colo Agreement provides 2,230 kW of power across two data halls at the price of 135 euros/kW, totaling 301,050 euros per month. The agreement’s commencement date is February 1, 2026, and extends for 60 months after which it automatically extends for successive 12 month periods unless 6 months’ notice is provided by either party. A security deposit of 1,806,300 EUR is due no later than 4 weeks prior to the commencement date, and if the deposit is not made by then, the commencement date will be postponed until it is made. The Company has a Right of First Refusal to procure up to an additional 2,100 kW of power for a period of 90 days from the signing of the Colo Agreement.

On December 19, 2025, Alexander Pickett notified the Company of his decision to resign from the board of directors of the Company, effective immediately.

On November 25, 2025, the Company filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement (the “ATM Prospectus”) for the offer and sale of up to $15,307,818 of ordinary shares (the “Shares”) pursuant to an At-The Market-Offering Agreement (the “ATM Agreement”), with Chardan Capital Markets, LLC (“Chardan”), dated July 31, 2025. The ATM Agreement with Chardan was terminated on December 24, 2025. The termination was effective immediately.

On December 30, 2025, the Company entered into that certain Settlement Agreement and Release (the “Settlement Agreement”), by and between the Company and DWF MaaS Limited (“DWF”). The Settlement Agreement resolves certain disputes over the rights and obligations related to that certain Treasury Management Agreement, dated as of August 25, 2025 (the “Treasury Management Agreement”), by and between the Company and DWF, pursuant to which the Company appointed DWF to manage and implement a portion of the Company’s TON treasury strategy. On September 25, 2025, DWF subscribed for (i) 105,000 ordinary shares (the “Shares”) of the Company, no par value per share (the “Ordinary Shares”), and (ii) pre-funded warrants to purchase up to 2,513,240 Ordinary Shares (the “Pre-Funded Warrants” and together with the Shares, the “Repurchase Securities”), in exchange for consideration of USD1 $15,000,000, in each case pursuant to that certain Securities Purchase Agreement, dated as of September 2, 2025, by and between the Company and certain investors party thereto (including DWF). Also on September 25, 2025, pursuant to the terms of the Treasury Management Agreement, the Company and DWF entered into that certain Ordinary Share Issuance Agreement (the “Restricted Share Agreement”), pursuant to which the Company issued 160,000 Ordinary Shares (the “Restricted Shares”) to DWF, with such Restricted Shares vesting linearly over a three (3) year period from the date of issuance. Pursuant to the Settlement Agreement, the Company agreed to: (i) purchase the Repurchase Securities from DWF for an aggregate amount of USD1 $15,000,000 (or whatever amount remains in the digital wallet used to fund the initial deposit pursuant to the Treasury Management Agreement); (ii) remove the vesting restrictions applicable to the Restricted Shares; and (iii) pay DWF USD $35,000. As part of the Settlement Agreement, the Company and DWF each agreed to a mutual full release of claims. Further, the Treasury Management Agreement and the Restricted Share Agreement shall be terminated and no longer enforceable.

On January 5, 2026, the Company signed an agreement with Vertical Data Inc. to acquire 72 Dell XE9780-B300 Servers containing a total of 576 GPUs along with associated required networking equipment, at a total cost of $40.9 million. On the same day a deposit of $2 million was made, with a further $6 million in deposits required to be made by January 31, 2026 in order to maintain the current pricing and delivery timeline. The remaining cost of the acquisition will be funded via a GPU equipment financing lender. The anticipated asset-backed loan will be non-recourse to the Company. The servers are projected to be delivered and installed in atNorth’s Kista, Sweden data center in Q1 2026.